[Letterhead of AIG]
July 23, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	American International Group, Inc. -- Form 10-K for the year ended December 31, 2007 Form 10-Q for the quarter ended March 31, 2008 (File No. 1-8787)
Dear Mr. Rosenberg:
     We have previously advised the Staff that we expected to be in a position to provide a response through an EDGAR filing no later than July 25, 2008. After further internal discussions following our conversation with Mr. Wyman on July 15th, in order to try to be responsive to the reactions of the Staff to our disclosure as discussed with Mr. Wyman so that we can include enhancements to our disclosure in our Form 10-Q for the second quarter, we now expect to be in a position to provide our response through an EDGAR filing by August 8, 2008. We are pleased to have the opportunity to work with the Staff on AIG’s responses, and especially appreciate the time that Mr. Wyman spent discussing the comments with us on July 15th.
     Thank you again for your consideration. If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Sincerely,
Kathleen E. Shannon

cc:	Frank Wyman (Securities and Exchange Commission) David G. Herzog